TAXA BIOTECHNOLOGIES, INC

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 AND 2014

Together with
Independent Accountants' Review Report

TAXA Biotechnologies, Inc.
Index to Financial Statements
(unaudited)

	Pages
Independent Accountants' Review Report	1
Balance Sheets as of December 31, 2015 and 2014	2
Statements of Operations for the years ended December 31, 2015 and 2014	3
Statements of Stockholders' Deficit for years ended December 31, 2015 and 2014	4
Statements of Cash Flows for the years ended December 31, 2015 and 2014	5
Notes to the Financial Statements	6



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
TAXA Biotechnologies, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of TAXA Biotechnologies, Inc., (the "Company"), a corporation, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, statements of stockholders' deficit, and of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

dbbMcKennon

Newport Beach, California
March 11, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

TAXA BIOTECHNOLOGIES, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014
(unaudited)

	December 31, 2015	December 31, 2014
Assets		
Current assets:		
Cash	$ 193,376	$ 432,140
Accounts receivable	1,097	-
Other current assets	4,578	108
Current assets	199,051	432,248
Property and equipment, net	375	832
Intangible assets	28,833	3,952
Other assets	2,650	4,500
Total assets	$ 230,909	$ 441,532
Liabilities and Stockholders' Deficit		
Accounts payable	$ 2,535	$ 1,894
Accrued liabilities	437	8,117
Deferred revenue	586,148	545,641
Related party advances	-	13,599
Current liabilities	589,120	569,251
Future equity obligations	423,000	355,000
Total liabilities	1,012,120	924,251
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Common stock, par value $0.0001, 20,000,000 shares authorized; 1,500,476 and 1,962,281 shares issued and outstanding, as of December 31, 2015 and 2014, respectively	150	196
Additional paid-in capital	32,511	32,384
Accumulated deficit	(813,872)	(515,299)
Total stockholders' deficit	(781,211)	(482,719)
Total liabilities and stockholders' deficit	$ 230,909	$ 441,532

See accompanying accountants' review report and notes to financial statements

TAXA BIOTECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

	Year Ended December 31, 2015		Year Ended December 31, 2014	
Revenues	$	5,694	$	1,115
Operating Expenses				
General and administrative		126,382		146,597
Sales and marketing		3,966		4,236
Research and development		172,288		208,526
Total operating expenses		302,636		359,359
Operating loss		(296,942)		(358,244)
Other expense:				
Interest expense		(384)		(383)
Total other expense		(384)		(383)
Loss before provision for income taxes		(297,326)		(358,627)
Provision for income taxes		1,247		2,610
Net loss	$	(298,573)	$	(361,237)

See accompanying accountants' review report and notes to financial statements

TAXA BIOTECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

	Common stock			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares		Amount			
December 31, 2013	1,900,000	$	190	$ 6,754	$ (154,062)	$ (147,118)
Sale of common stock for cash	142,100		14	19,986	-	20,000
Shares returned by founder	(79,819)		(8)	-	-	(8)
Stock option compensation	-		-	5,644	-	5,644
Net loss	-		-	-	(361,237)	(361,237)
December 31, 2014	1,962,281		196	32,384	(515,299)	(482,719)
Unvested shares repurchased	(461,805)		(46)	(3,931)	-	(3,977)
Stock option compensation	-		-	4,058	-	4,058
Net loss	-		-	-	(298,573)	(298,573)
December 31, 2015	1,500,476	$	150	$ 32,511	$ (813,872)	$ (781,211)

See accompanying accountants' review report and notes to financial statements

TAXA BIOTECHNOLOGIES, INC.
STATEMENTS CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

	Year ended December 31, 2015	Year ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (298,573)	$ (361,237)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	457	702
Amortization	3,870	-
Stock-based compensation	4,058	5,644
Changes in operating assets and liabilities:		
Accounts receivable	(1,097)	-
Other current assets	(4,470)	7,554
Accounts payable	641	(102)
Accrued liabilities	(7,680)	7,533
Deferred revenue	40,507	80,694
Net cash used in operating activities	(262,287)	(259,212)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Deposits and other	1,850	(2,049)
Intangible assets	(10,751)	(770)
Net cash used in investing activities	(8,901)	(2,819)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from future equity obligations	50,000	355,000
Proceeds from sale of common stock	-	20,000
Repayment of related party advances	(13,599)	-
Repurchase of unvested common stock	(3,977)	-
Net cash provided by financing activities	32,424	375,000
Increase (decrease) in cash and cash equivalents	(238,764)	112,969
Cash and cash equivalents, beginning of year	432,140	319,171
Cash and cash equivalents, end of year	$ 193,376	$ 432,140
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 1,351	$ -
Cash paid for income taxes	$ 1,247	$ 2,610
Non cash investing and financing activities:		
Purchase of intangible assets for SAFE agreement	$ 18,000	$ -

See accompanying accountants' review report and notes to financial statements

TAXA BIOTECHNOLOGIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

TAXA Biotechnologies, Inc. was incorporated on March 8, 2012 in the State of Delaware under the name Senstore, Inc. On December 6, 2013, the Company formally changed its name to Glowing Plant, Inc. and on February 22, 2016 changed it to its current name, TAXA Biotechnologies, Inc. The Company's headquarters are located in San Francisco, California. The financial statements of TAXA Biotechnologies, Inc. (which may be referred to as "TAXA," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company develops tools and techniques that enable the application of synthetic biology techniques to the genetic engineering of plants. Currently we use this technology platform to develop novel consumer products such as our glowing plant and fragrant moss, though in the future we hope to expand to additional market segments such as food or biofuels. We made products both in house and in partnership with other companies under revenue generating 'Collaborative Research Agreements'.

Our ultimate goal and the company's mission is to enable a shift to a circular economy where resources are not dug from finite supplies in the ground but produced sustainably, without CO_2, where and when needed. Biology in general, and photosynthetic plants in particular, are the ultimate sustainable technologies: plants are solar powered factories that take the suns energy and turn it into useful things. The key to achieving this mission, and our priority and focus, is shipping enough consumer products that earn sufficient income to develop the platform without relying on external financing.

Management's Plans
We rely heavily on the pre-sale of our products, and debt and equity financing for working capital. As of December 31, 2015, we had negative working capital of approximately $390,000 and will incur additional costs prior while developing our products before they are available for sale to the masses. In addition, we have incurred losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout 2016, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, additional debt and/or equity financings, pre-sales of product and revenue from collaborative research agreements. If we cannot raise additional short term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to: valuation of stock options, useful lives of intangible assets and deferred tax assets and liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing

the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, related party advances, and future equity obligations. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated meaningful revenue from sale of the plants developed by the Company. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. These conditions include the general condition of the U.S. and world economy and governmental agency restrictions related to modified plants. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, or changes government policy could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable, are reported net of an allowance for doubtful accounts, which is management's best estimate of potential credit losses. The Company's allowance for doubtful accounts is based on historical experience, but management also takes into consideration customer concentrations, creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2015 and 2014 there were no allowances for doubtful accounts.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life ranging from approximately three to five years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2015 and 2014 was $457 and $702, respectively.

Intangible Assets
Intangible assets are amortized using the straight-line method over five years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate impairment exists.

During the years ended December 31, 2015 and 2014, the company had gross intangible assets of $32,703 and $6,951, with related accumulated amortization of $3,870 and $0, respectively.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2015 and 2014. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Convertible Debt with Conversion or Other Options
Debt issued with common stock is accounted for under the guidelines established by ASC 470-20 – Accounting for Debt with Conversion or Other Options. We record the relative fair value of common stock related to the issuance of convertible debt as a debt discount or premium. The discount or premium is subsequently amortized to interest expense over the expected term of the convertible debt.

Revenue Recognition
The Company will recognize revenues from 1) sales of products or rendering of services when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company has deferred $586,148 and $545,641 as of December 31, 2015 and 2014, respectively as the Company has received amounts from customers through various methods, including a Kickstarter campaign and website pre-orders in which the Company has not yet shipped the related product. The Company will accrue this liability until the related products are shipped.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials, outside services, and salary for certain employees. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

In accordance with the guidance, an asset acquired in exchange for issuance of fully vested, non-forfeitable equity instruments should not be presented or classified as an offset to equity on the grantor's balance sheet once the equity instrument is granted for accounting purposes. Accordingly, the Company has accounted for certain issuances as other assets in the accompanying balance sheets.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity". The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2015 and 2014, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for us beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In April 2015, the FASB issued ASU No. 2015-05 "Intangibles-Goodwill and Other-Internal-Use Software." The standard amended the existing accounting standards for intangible assets and provides explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. The pronouncement is effective for reporting periods beginning after December 15, 2015. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes, which requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. ASU 2015-17 will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FUTURE EQUITY OBLIGATIONS

During the years ended December 31, 2015 and 2014, the Company entered into various SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered into ranged from $7,000,000 to $10,000,000.

Per the terms of the SAFE Agreements entered into, if there is an equity financing before the instrument expires or is terminated, the company will automatically issue to the investors either: 1) a number of shares of Standard Preferred Stock sold in the equity financing equal to the purchase amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or 2) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the SAFE Price, if the pre-money valuation is greater that the Valuation Cap.

If there is a liquidation event before the expiration or termination of the SAFE Agreement, the investor will at its option either: 1) receive a cash payment equal to the purchase amount or 2) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. Thereafter the SAFE Agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holder of the SAFE Agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock.

Of the $423,000 in outstanding SAFE Agreements as of December 31, 2015, $100,000 is subject to a $10,000,000 valuation cap stemming from an investment in 2014, and the remaining agreements contain a $7,000,000 valuation cap.

During the year ended December 31, 2015, the Company issued a SAFE Agreement for $18,000 for the acquisition of intangible assets. No cash consideration was provided.

As of December 31, 2015, no SAFE Agreements were converted into equity, nor have any terminated or expired based on the terms of the agreements.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Facility Lease
The Company has entered into lease agreements with for its corporate office in San Francisco, California. The lease is for three months with lease payments of approximately $2,650. The lease automatically renews in three month periods unless cancelled by either party.

NOTE 5 – STOCKHOLDERS DEFICIT

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock, each share having a par value of $0.0001.

Reverse Stock Split
Subsequent to December 31, 2015 the Company effected a reverse stock split such that for every one (1) share outstanding, a holder would receive 0.2 shares. For the avoidance of doubt, a holder with five (5) shares would receive one (1) share in return after the reverse stock split. All references to shares and per share information in these financial statements have been stated to give effect to the reverse split.

Sale of Common Stock
During the year ended December 31, 2014, the Company sold 142,100 shares of common stock for $20,000.

Repurchase and Return of Shares
During the year ended December 31, 2014, the Company's Chief Executive Officer returned 79,819 shares of common stock due to his concentration of outstanding shares. No consideration was received or provided in relation to this transaction.

During the year ended December 31, 2015, the Company repurchased 461,805 shares of unvested common stock from the original 738,889 common shares issued for the acquisition of intellectual property. The Company paid $3,977 for the repurchase of these shares which were added back into the treasury.

Stock Options
On March 9, 2012, our Board of Directors adopted the 2012 Stock Plan (the "2012 Plan"). The 2012 Plan provides incentive to attract, retain, and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company. Initially, up to 300,000 shares of our common stock may be issued pursuant to awards granted under the 2012 Plan. The 2012 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. Subsequent to its initial adoption, the authorized shares under the plan were increased to 658,020 shares of common stock. Subsequent to December 31, 2015 the option pool was increased to 6,505,816 (see Note 8)

During 2015 and 2014, the Company granted 382,601 and 9,119 options to various employees and contractors. Each option had a life of ten years, had exercise price of approximately $0.14 and had vesting terms ranging from two to four years. The Company will expense the value of the options over the vesting period of two to four years. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following inputs.

	December 31, 2015	December 31, 2014
Expected life (years)	6.25	6.25
Risk-free interest rate	1.37%	1.55%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The total value of the options issued during 2015 and 2014 was $857 and $35,964 which will be recognized over vesting terms, less forfeitures. Options issued and outstanding to consultants are inconsequential after forfeiture of such options based on the current value of said options, but will be revalued each reporting period in accordance with ASC 505.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2013	-	$ -	-
Granted	382,601	0.14	10.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2014	382,601	$ 0.14	9.4
Granted	9,119	0.14	10.0
Exercised	-	-	-
Expired/Cancelled	(300,000)	0.14	9.1
Outstanding at December 31, 2015	91,720	$ 0.14	8.4
Exercisable at December 31, 2014	-	-	-
Exercisable at December 31, 2015	42,417	$ 0.14	8.4

As of December 31, 2015, there was approximately $5,075 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees. That cost is expected to be recognized over the next four years as follows: 2016 - $2,002, 2017 - $2,002, 2018 - $1,021, and 2019 $50.

NOTE 6 – RELATED PARTY TRANSACTIONS

Related Party Advances
From time to time the company received advances from its Chief Executive Officer for working capital. Such advances were considered short-term and incurred interest rates consistent with Internal Revenue Service minimum, which approximate 3%. In 2015 advances and accrued interest thereon of $1,351 were repaid in full.

Interest expense for related party advances was $384 and $383 for the years ended December 31, 2015 and 2014.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2015	2014
Current tax provision:		
Federal	$ -	$ -
State	1,247	2,610
Total	1,247	2,610
Deferred tax provision:		
Federal	(272,000)	(170,000)
State	(46,000)	(29,000)
Total	(318,000)	(199,000)
Valuation allowance	318,000	199,000
Total provision for income taxes	$ 1,247	$ 2,610

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended December 31
:

	2015		2014	
Federal tax at statutory rate	34.0	%	34.0	%
Permanent differences:				
State taxes, net of federal benefit	-0.1	%	-0.1	%
Stock option compensation	-0.5	%	-0.6	%
Non-deductible entertainment	-0.1	%	-0.1	%
Temporary differences:				
Other temporary differences	7.1	%	-0.9	%
Change in valuation allowance	-40.0	%	-31.6	%
Total provision	0.4	%	0.7	%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)	
	2015	2014
Current:		
Other	$2,000	$ 1,000
Noncurrent:		
Net operating loss carryforwards	316,000	198,000
Valuation allowance	(318,000)	(199,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed or to be filed through December 31, 2015, we had available approximately $792,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure and may subject carryforwards to annual limitations. Net operating loss carryforwards start to expire 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013. The Company currently is not under examination by any tax authority.

NOTE 8 – SUBSEQUENT EVENTS

As disclosed in Note 1, the Company changed its name from Glowing Plant, Inc. to TAXA Biotechnologies, Inc. As part of the amended articles of incorporation, the Company effected a reverse stock split such that for every one (1) share outstanding, a holder would receive 0.2 shares. For the avoidance of doubt, a holder with five (5) shares would receive one (1) share in return after the reverse stock split.

Subsequent to year end, the Company increased the authorized shares under the stock option plan to 6,505,816 and granted 5,613,468 stock options with exercise prices of $0.0055 which vest over four years to four employees. Our Chief Executive Officer who received 4,157,271 stock options, exercised the grant for $22,865 of consideration. Certain of these shares remain unvested and are subject to repurchase by the Company until such stock options are fully vested.

The Company has evaluated subsequent events that occurred after December 31, 2015 through May 10, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.